LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL ADDRESS
(202) 274-2010	bazoff@luselaw.com

July 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.
Special Counsel

	Re:	LaPorte Bancorp, Inc. and
Savings Plan for Employees of The LaPorte Savings Bank
Registration No. 333-182106
Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of LaPorte Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated July 10, 2012, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

Risk Factors

Slow growth in our market area…, page 19

1. Revise this risk factor to quantify the extent to which home prices have declined in your market area.

Response: The disclosure has been revised as requested on page 19 of the prospectus.

Securities and Exchange Commission

July 26, 2012

Syndicated Community Offering, page 129

2. In your disclosure, you indicate that you may utilize “sweep” arrangements as part of a syndicated community offering. Please provide the staff with a detailed analysis of how you concluded that the operation of the sweep accounts is consistent with Sterne Agee’s obligations under Rule 15c2-4 and with both Sterne and LaPorte’s obligations under Rule 10b-9. If your operation of the sweep accounts is intended to fit within the no-action position announced in the Trident no action letters, please provide specific factual analysis as to how Sterne Agee and LaPorte’s actions will be consistent with the procedures discussed in the letters. Finally, to the extent that you are not able to provide analysis that shows that the actions by the underwriter and issuer will be directly consistent with prior no action relief, provide revised disclosure to inform investors of the possibility that the offering will close without the issuer and underwriter being in possession of all funds necessary to meet the minimum offering amount.

Response: The Company after consulting with Sterne Agee has decided that no “sweep” arrangements will be used in this offering. The disclosure on pages 141 and 145 of the prospectus has been revised accordingly.

3. On page 130, you indicate that you intend to also offer purchasers in the syndicated community offering with the chance to complete their purchase on a “delivery versus payment” basis. Please provide your analysis as to how you concluded that the use of delivery versus payment is consistent with Rule 10b-9 with regards to a best efforts minimum-maximum offering.

Response: The disclosure on pages 141 and 145 of the prospectus has been revised to eliminate “delivery versus payment” as such process will not be used in this offering.

Alternative Proxy/Prospectus for Shareholders of LaPorte Bancorp Stock

Proposal 1 – Approval of the Plan of Reorganization and Conversion, page 15

4. Revise this section to disclose whether the board considered that shareholders would receive less than the current market price when they exchange their shares for shares of the fully converted LaPorte Bancorp depending on the size of the offering. If the board did consider this factor, please describe why the board concluded that they still should recommend to shareholders that they vote “for” the offering.

Response: The disclosure on page 15 of the proxy statement/prospectus has been revised as requested.

Securities and Exchange Commission

July 26, 2012

Exhibits and Financial Statement Schedules

(a) List of Exhibits

Exhibit 8.1, page II-3

5. Please remove the assumption pertaining to “the absence of adverse facts not apparent from the face of the instruments and documents we examined and have relied upon the accuracy of the factual matters set forth in the Plan and the Registration Statement filed by LaPorte;” you may verify many of these actions through due diligence and through representations of fact, which should make this assumption obsolete.

Response: We have revised our tax opinion to remove the noted assumption as requested.

6. We note your qualification “no opinions should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address.” The tax opinion should address and express a conclusion for each material federal tax consequence as a result of the transaction, and the staff does not accept the use of terms that imply the author of the opinion may be omitting a material tax consequence. Please refer to Item 601(b)(8) of Regulation S-K and to Section III.C.1 of Staff Legal Bulletin No. 19.

Response: We have revised our tax opinion to remove the noted qualification as requested.

*    *    *    *    *

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2010 or Kip Weissman of this office at (202) 274-2029 as soon as possible if it has any further comments.

Respectfully,

/s/ Benjamin Azoff
Benjamin Azoff

Enclosures

cc:	Michael F. Johnson, Esq.

Michele M. Thompson, President and

    Chief Financial Officer

Kip Weissman, Esq.